Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES OPEN PIT RESOURCES AT ITS MONIQUE PROPERTY

MONTREAL, Quebec, Canada, December 20, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce resource estimates for its Monique project (the “Property”), located near Val-d’Or, Quebec.

Highlights:

  Indicated open pit resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold;

  Permit application for a small open pit operation on the Property submitted in November 2011;

  A 1,700 metre surface drilling program began in early December 2011.

Martin Rivard, President and CEO, commented: “Work on our Monique project progressed well during 2011, and we are pleased with the potential that this Property offers. We have submitted the documentation required for the permitting of a small open pit operation on this Property, and look forward to further advancing Monique once all authorizations have been received. To this end, one of our objectives for 2012 includes processing a 5,000 tonne bulk sample from Monique at our Camflo Mill. Additionally, more technical work will be done on this project in 2012 in order to evaluate the potential extension of the resources at depth using more selective underground mining methods.”

Resource estimates for the Property as of December 2011 are detailed in Table 1 below.

	TABLE 1
	MONIQUE RESOURCE ESTIMATES(1)(2)
Resource category		December 2011
	Tonnes	728,164
Indicated Resources	Grade (g/t)	2.35
	Ounces	55,112
Overburden	Tonnes	1,442,492
Waste Rock	Tonnes	4,591,447
Notes:

(1)	Established using :

(i)	Ore recovery: 100%; (ii) Gold recovery: 96.5%; (iii) Gold price: CAN$1,200; (iv) Open pit slope in the overburden: 14°;
(v)	Open pit slope in the rock: based on AMEC geotechnical report (varies between 42.9° and 54.3°)

(2)	Regulation 43-101 compliant technical report will be available on SEDAR within 45 days.

Richmont completed 8,117 metres of exploration drilling on the G and J zones of the Monique project in 2011. A 1,700 metre diamond drill hole program began in December, 2011. Results are pending from three holes that were completed around hole MO-200-02, which cut 6.69 g/t Au over 4.40 metres earlier this year. Three other holes are targeting IPower-3D induced polarization anomalies and extension of known gold zones.

RICHMONT MINES ANNOUNCES OPEN PIT RESOURCES AT ITS MONIQUE PROPERTY
December 20, 2011

Parameters used for resources estimation
Resources estimation of the Monique G and J zones was done using all existing diamond drill hole results as of September 1st, 2011. All DDH information was compiled in a GEMS database and all parameters were checked. Monique Resources were estimated by 3D block modeling using percentage in GEMS.

Interpretation of mineralized zones was done on section and plans, and 3D wireframes were built using Gemcom Gems software. Interpretation of mineralized zones was done using geology, quartz veining and alteration, and assays results. In some cases, low grade areas have been included as they were included in the mineralized envelope. Being thinner, more discontinuous and with a small distance between them, the J and J South zones were modeled as one zone (J zone).

A capping of 26 g/t was used for high grade values. 5 metre composites were created inside and outside the mineralized zones and respectively coded. Composite length was adjusted to make all intervals equal. A nil grade was considered for parts of diamond drill holes that were not sampled. A block model was built in GEMS with a 5 metre x 5 metre x 10 metre block dimension. Grade interpolation inside the blocks was done by Ordinary Kriging. Kriging parameters were defined using the G zone variography which was done using 5 meter composites and SAGE 2001 software. The Kriging estimate was done using a multiple pass estimation approach as summarized below:

  First pass: minimum of 2 and maximum of 12 composites collected within a search ellipse that corresponds to the range of the first structure identified by the variography study (25 metres for the major axis). A maximum of two composites per drill hole was used for any block estimate. Blocks interpolated with the first pass are included in the Indicated resource category.

  Second pass: minimum of 2 and maximum of 12 composites collected within a search ellipse that corresponds to about 60% of the range of the second structure identified by the variography study (80 metres for the major axis). A maximum of two composites per drill hole were used. Blocks interpolated with the second pass are included in the Inferred resource category.

A rock density of 2.85 was used for the tonnage calculation in the rock (mineralized zones and waste). A density of 2.0 was used for the overburden.

From the G and J zone block model, an open pit mining resource was estimated. The Gems Whittle software was used to calculate the resources. Mining costs were defined from budgetary costs obtained with local contractors. Transportation and milling costs were established considering that ore would be treated at Richmont’s Camflo Mill in Malartic, Quebec.

Whittle pit optimisation defined a total of 728,164 tonnes of Indicated resources at 2.35 g/t for 55,112 ounces of gold with a stripping ratio of 8.3. Inside the Whittle shell there are also 11,605 tonnes of Inferred resources at 0.97 g/t for 362 ounces of gold.

Metallurgy
Cyanidation tests on G Zone mineralization were performed at the URSTM in Rouyn-Noranda. There is a good correlation between the grinding and the gold recovery, the latter of which varied from 95.2% to 97.8%. Reagents consumption is low, and Monique’s mineralization is considered as a material that is easy to treat.

Additional details about the Monique property
Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the Property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm - 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is observed frequently in the veins. A total of 12 gold zones have been observed on the Property over the years, the most promising being the G and J Zones, and the A and B Zones.

RICHMONT MINES ANNOUNCES OPEN PIT RESOURCES AT ITS MONIQUE PROPERTY
December 20, 2011

Located 25 km east of Val-d'Or, Quebec, in the heart of the Abitibi gold mining district, the Monique property covers an area of 5.39 km2 (539 hectares). The Property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation's Camflo Mill.

Corporate news
Mr. Paul Einarson recently left the position of Vice-President of Corporate Development for Richmont Mines Inc. The Corporation wishes him success in his future endeavours.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The Resource calculation was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Raynald Vincent, Eng., MPM, Chief Surface Exploration, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the ALS Minerals laboratory in Val-d’Or, Quebec, by means of fire assay fusion with atomic absorption or gravimetric finish.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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